UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): June 30, 2020

Superconductor Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-21074	77-0158076
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

15511 W. State Hwy 71, Suite 110-105, Austin, TX 78738

(Address of Principal Executive Offices) (Zip Code)

(512) 650-7775

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SCON	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Securities Purchase Agreement

As previously disclosed, on February 26, 2020, Superconductor Technologies Inc. (“STI”), AIU Special Merger Company, Inc., a Delaware corporation and wholly-owned subsidiary of STI (“Merger Sub”), and Allied Integral United, Inc., a Delaware corporation (“AIU” or “Clearday”), entered into an Agreement and Plan of Merger (as amended on May 12, 2020, the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into AIU, with AIU continuing as a wholly-owned subsidiary of STI (the “Merger”), and STI would amend its certificate of incorporation to effect a reverse stock split of its shares of common stock, par value $0.001 per share (“STI Common Stock”) and change its name to Clearday, Inc.

On June 30, 2020, STI and a wholly-owned subsidiary of Clearday (“Clearday Sub”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), which was consummated on July 6, 2020, pursuant to which STI issued four million (4,000,000) shares of STI Common Stock (without any warrants) in exchange for a preferred equity interest in real estate (described below) that STI values at $1.6 million, implying a purchase price of $0.40 per share. STI determined the valuation of the real estate based on the fact it was acquired by Clearday in an arm’s-length all-cash purchase in November 2019 and a recent broker’s price report.

STI received a 50% preferred equity interest in Naples JV, LLC (“Holdings”), the single-asset holding company that owns 100% of the equity interests of the single-asset limited liability company (“Property LLC”) which, in turn, solely owns an un-encumbered fee simple interest in a three-story commercial office building in San Antonio, Texas, that serves as the corporate headquarters of Clearday (the “Building”) and also has other medical office tenants. In addition, the Building, which is located in an opportunity zone, is expected to be the location for one of Clearday’s adult daycare centers and a site to use and/or test a product to improve air quality utilizing STI’s existing Cryogenic Cooler as an enabling technology for one of Clearday’s service offerings in the home healthcare market.

Clearday Sub owns the other 50% of Holdings in the form of common equity. STI has a $1.6 million preference over the Clearday Sub common equity in connection with any liquidity event involving Holdings, Property LLC or the Building (such as a sale or refinancing of the Building), and each of Clearday Sub and STI have a 50% interest in any ordinary course distributions from Holdings. STI’s preferred interest is redeemed upon payment to STI of its full liquidation preference in cash.

STI’s interest in Holdings is governed by a limited liability company agreement (the “LLC Agreement”). Holdings is managed by a Board of Managers, consisting of only two managers, one appointed by STI and the other appointed by Clearday Sub. The LLC Agreement also provides various covenants against encumbering the Building, Holdings or the Property LLC, subject to limited exceptions, however Clearday Sub runs day to day operations of Holdings and is permitted to allow Clearday to use the property rent-free for its business. STI’s interest is principally in the Building itself, rather than the rental stream that might be generated from leases to third parties, although until STI’s liquidation preference is paid in full in cash, STI will be entitled to its 50% share of any distributions out of Holdings.

STI agreed to register the four million shares of STI Common Stock issued to Clearday Sub pursuant to a registration rights agreement (the “Registration Agreement”). Clearday Sub may not transfer the shares of STI Common Stock it received pursuant to the Purchase Agreement unless the Merger Agreement were to be terminated in accordance with its terms, after which event STI would be obligated to file a registration statement within 40 days and have it declared effective within 75 days (or 100 days after a full SEC review) or pay liquidated damages at the rate of 1% of $1.6 million per month until the default is remedied.

Immediately prior to the closing of the foregoing transactions, Clearday Sub assigned its rights under the Purchase Agreement and Registration Agreement to AIU, and STI consented to such assignment.

The STI Common stock sold to Clearday Sub is restricted, as the offering was made pursuant to the exemption from registration afforded by Section 4(a)(2) under the Securities Act of 1933, as amended, based on, among other things, the lack of any general solicitation, the nature and sophistication of the purchaser, that there is only one purchaser, the information available about STI and the representations made by the purchaser.

STI issued a press release regarding the private placement on July 6, 2020, the text of which is set forth in Exhibit 99.1 hereto.

The foregoing descriptions of the Purchase Agreement, the LLC Agreement and the Registration Agreement above, are subject to, and qualified in their entirety by, the text of such agreements filed as Exhibit 10.1, 10.2 and 10.3 hereto, which are incorporated in this Item 1.01 by reference in their entirety.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this item.

Item 8.01 Other Events.

As previously disclosed, STI was notified by the staff of The Nasdaq Stock Market that it did not satisfy the minimum $2.5 million stockholders’ equity requirement (the “Equity Rule”) for continued listing on The Nasdaq Capital Market or the minimum bid-price rule (the “Price Rule”). STI thereafter presented its plan to regain compliance with the Equity Rule and the Price Rule to the Nasdaq Hearings Panel, which granted the Company an extension, through July 6, 2020, to evidence full compliance with the Equity Rule and (due to a grace period provided related to the COVID-19 pandemic), through September 21, 2020 to evidence full compliance with the Price Rule.

STI still intends to complete its Merger with Clearday, however it has not yet filed a registration statement with the Securities and Exchange Commission for the Merger due to delays in Clearday’s initial audit to be a public company.

As noted in Item 1.01 of this Current Report on Form 8-K, STI completed a private placement of common stock in exchange for a preferred equity real estate interest that it values at $1.6 million. As a result of that private placement, STI believes it satisfies the Equity Rule for continued listing on The Nasdaq Capital Market as of the date of this filing. STI intends to also satisfy the Price Rule by the extended compliance date by taking appropriate action, including through completion of the merger with Clearday and/or completion of a reverse stock split.

The Nasdaq Hearing Panel’s confirmation, in its discretion, is required in order for STI to be deemed to be in compliance with the Equity Rule. STI has notified the Nasdaq Hearing Panel and awaits its decision.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning STI, AIU, the proposed Merger, and other matters. These statements may discuss the valuation of the Building, goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of STI, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the Building, which was not valued by a formal appraisal process, is worth less than the value STI attributes to it or that it declines in value in the future; the risk that STI’s preferred interest in the Building is illiquid; the risk that the Nasdaq Hearing Panel does not agree that STI has regained compliance with the Equity Rule, which could result in immediate delisting; the risk that even if STI has regained compliance with the Equity Rule, it fails to regain compliance with the Price Rule by September 21, 2020, would could result in immediate delisting; the risk that the delay in consummating the Merger will create increased expense to STI; the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed

Merger and the ability of each of STI and AIU to consummate the Merger; risks related to STI’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of STI or AIU to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in STI’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. STI can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, STI undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Merger, STI intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF STI ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STI, THE MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by STI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by STI with the SEC by contacting STI by mail at Superconductor Technologies Inc., 15511 W. State Hwy 71, Suite 110-105Austin, TX 78738, (512) 650-7775, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STI and its directors and executive officers and AIU and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of STI in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information about STI’s directors and executive officers is included in STI’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of STI at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Securities Purchase Agreement between Superconductor Technologies Inc. and Clearday Naples LLC, dated June 30, 2020

10.2	Amended and Restated Limited Liability Company Agreement of Naples JV, LLC, between Superconductor Technologies Inc. and Clearday Naples LLC, dated July 6, 2020

10.3	Registration Rights Agreement between Superconductor Technologies Inc. and Allied Integral United, Inc. Clearday Naples LLC, dated July 6, 2020

99.1	Press Release issued by Superconductor Technologies Inc. on July 6, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Superconductor Technologies Inc.

Date: July 6, 2020	By:	/s/ Jeffrey A. Quiram
Jeffrey A. Quiram
Chief Executive Officer